March 11, 2008

Via EDGAR and FedEx

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Amendment No. 2 to Registration Statement on Form S-3
Filed March 10, 2008
File No. 333-148713

Dear Mr. Schwall:

Energy XXI (Bermuda) Limited (the “Company”) is filing today, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement on Form S-3 (the “Registration Statement”).

Set forth below are the Company’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 7, 2008. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.	Please provide us with copies of the opinions that have been marked to show changes. This will expedite our review.

Response:  In response to the Staff”s comment, we have sent marked copies of the two opinions to the Staff via facsimile c/o Laura Nicholson.

2.	Please obtain and file new opinions to address the following issues.

Response:  In response to the Staff’s comment, we have obtained and filed new opinions as Exhibit 5.1 and 5.2.

Securities and Exchange Commission
March 11, 2008

Exhibit 5.1

3.	The opinion of Bermuda counsel you filed as an exhibit on January 17 included a conformed signature, but the new opinion you filed on February 19 does not.

Response: In response to the Staff’s comment, the revised opinion of Bermuda counsel contains a conformed signature.

4.
We note your response to the first two bullet points of prior comment 4 and restate those points. With regard to the depositary shares, explain to us in further detail why you believe that investors are not entitled to know that such securities are not subject to additional assessments, for example.

Response: In response to the Staff’s comment on the first bullet point, the provision “and to any matters not disclosed to us which are reasonably relevant to the opinions express below” has been removed from the revised Exhibit 5.1 opinion. In response to the Staff’s comment on the second bullet point, the provision “and not subject to further assessment” has been added to the revised Exhibit 5.1 opinion.

Exhibit 5.2

5.	It appears inappropriate for counsel to assume that the “Subsidiary Guarantors are duly organized under the State of Delaware.”

Response: In response to the Staff’s comment, the assumption has been removed from the revised Exhibit 5.2 opinion.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to Mark Kelly at (713) 758-4592 or Jeff Starzec at (713) 758-3453.

Very truly yours,

VINSON & ELKINS LLP

By: /s/ Vinson & Elkins LLP

Enclosures

Cc:  Laura Nicholson, Securities and Exchange Commission
Timothy Levenberg, Securities and Exchange Commission
David West Griffin, Energy XXI (Bermuda) Limited